UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K
(Mark One)
ANNUAL REPORT

☑	PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-5273-1
STERLING BANCORP/STERLING NATIONAL BANK 401(k) PLAN
(Full title of the plan)
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019
(Name of issuer of the Securities held pursuant to the plan
and address of its principal executive office)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Financial Statements and Schedule
December 31, 2007 and 2006
(With Report of Independent Registered Public Accounting Firm Thereon)

STERLING BANCORP/STERLING NATIONAL BANK
401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2007 and 2006	3

Notes to Financial Statements	4

Schedule*

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	10

Schedule H, Line 4a — Schedule of Non-Exempt Transactions for Delinquent Participant Contributions	11

*	Schedules required by Form 5500 that are not applicable have been omitted.

Report of Independent Registered Public Accounting Firm
Administrative Committee of
Sterling Bancorp/Sterling National Bank 401 (k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of Sterling Bancorp/Sterling National Bank 401 (k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2007 and Schedule H, Line 4a — Schedule of Non-Exempt Transactions for Delinquent Participant Contributions for the year ended December 31, 2007 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 30, 2008

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2007 and 2006

	2007	2006

Cash	$2,746	$1,995

Investments at fair value:
Sterling Bancorp common stock	5,193,887	8,553,415
Guaranteed interest accounts	736,347	756,344
Pooled separate accounts	10,270,987	9,050,345
Participant loans	382,345	350,669

Total investments	16,583,566	18,710,773

Employee contributions receivable	—	48,412

Accrued dividends and accounts receivable	—	88,914

Total Assets	16,586,312	18,850,094

Liabilities:

Accrued liabilities	—	81,700

Net assets available for plan benefits	$16,586,312	$18,768,394

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2007 and 2006

	2007	2006

Additions to net assets attributed to:
Investment income:
Interest	$54,341	$53,324
Dividends	57,005	84,054
Net appreciation (depreciation) in fair value of investments	(1,861,138)	1,244,227

Total investment income (loss)	(1,749,792)	1,381,605

Participant Contributions	1,500,615	1,518,713
Employer Contributions	26,738	—

Total Contributions	1,527,353	1,518,713

Total additions (deductions)	(222,439)	2,900,318

Deductions from net assets attributed to:
Benefits paid to participants	(1,942,204)	(1,927,888)
Administrative Expenses	(17,439)	(7,528)

Net (decrease) increase prior to transfer	(2,182,082)	964,902

Net assets available for plan benefits at:
Beginning of year	18,768,394	17,803,492

End of year	$16,586,312	$18,768,394

See accompanying notes to financial statements.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(1)	Description of the Plan

The following brief description of the Sterling Bancorp/Sterling National Bank 401(k) Plan (the Plan) is presented for information purposes only and is not intended as a summary plan description for participants. Participants should refer to the Plan document for more complete information.
(a)	General

The Plan is a defined contribution plan covering all employees of Sterling Bancorp and subsidiaries (the Company or Plan Sponsor), excluding Sterling National Mortgage Company, to help supplement participants’ retirement income. The Plan was established effective January 1, 1990, amended and restated effective January 1, 1994. Under the terms of the amendment, participants and their account balances of the Profit-Sharing Plan for Employees of Sterling National Bank and the Profit-Sharing Plan for Employees of Sterling Bancorp were transferred and merged into the Plan. Effective January 1, 2001, the Plan was amended and restated to reflect certain changes on service credit and compensation provisions. Effective January 1, 2002, the Plan was further amended to reflect certain changes under the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). The Plan was also amended in December 2005 to provide that terminated participants’ accounts valued at $1,000 or less and no greater than $5,000 will be rolled over to an individual retirement account established for such purpose by the Retirement Administrative Committee (the Committee), which is appointed by the Board of Directors (the Board).

It was decided by the Committee, and approved by the Board, to implement a 401(k) match (employer contributions) effective January 2007. The match is offered to employees hired on or after January 2, 2006. Those employees hired prior to January 2, 2006 are eligible to participate in the Company’s pension and therefore not offered a 401(k) match. For eligible participants, the 401(k) match commenced January 1, 2007.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by a committee and such committee acts as the Plan’s administrator. Sterling Bancorp is a bank holding company and its common shares are listed on the New York Stock Exchange. Sterling National Bank (the Bank) is a wholly owned subsidiary of Sterling Bancorp.

(b)	Contributions

Employees are eligible to join the plan as an active participant for purposes of contributions other than matching contributions on the first day of the month following their date of employment. Participants may contribute a minimum of 1% of salary to the maximum allowable under the Internal Revenue Code regulations which is $15,500 for the 2007 plan year and $15,000 for the 2006 plan year.

Employees hired on or after January 2, 2006 are eligible for matching contributions on the first day of the month after one year of service in which the employee has worked 1,000 or more hours.

Effective January 2002, employees who have attained the age of 50 years may make catch-up contributions of $5,000 for 2007 which increases the maximum allowable contribution to $20,500 in 2007. There was no change in the amount allowable from plan year 2006.

Participants may elect to change their contributions effective as of the first day of any calendar month. Participants may discontinue their contributions at any time.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(c)	Vesting

Effective January 1, 2007 participants are fully vested in their own contributions and earnings. The Company’s contributions are vested based on the following schedule:

Percent
Years of vesting service	vested
Less than 1 year	0
1 year	33
2 years	66
3 or more years	100
(d)	Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The amounts of forfeitures for the years ended December 31, 2007 and 2006 used to reduce the contributions were $0. The forfeitures account balance as of December 31, 2007 and 2006 amounted to $0.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and its share of the Company’s contribution, if any, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant’s vested account.

(f)	Investment Elections

A participant may elect to direct his or her contributions into various pooled separate account (the accounts) investment options in whole percentages. At his or her own discretion, a participant may change his or her investment allocation by making transfers between the accounts.

(g)	Investment Accounts Managed by Principal Life Insurance Company

Principal Life Insurance Company (the Custodian or Principal) holds and manages the Plan’s assets on behalf of the Plan, pursuant to the terms of a contract effective January 1, 1996 between Sterling Bancorp and the Custodian. Therefore, the Custodian has been granted discretionary authority concerning purchases and sales of investments in the pooled separate accounts and guaranteed interest account.

(h)	Participant Loans

Under the Plan, a participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000, subject to a minimum amount of $1,000. Interest is charged to participants at rates that provide a return commensurate with the prevailing rate of interest that would be charged by independent lenders for similar loans. The period of repayment of any loan shall not exceed five years unless the loan is to be used in conjunction with the purchase of the principal residence of the participant, in which case the loan term may not exceed 30 years. A participant may have more than one loan outstanding at a time.

(i)	Payments of benefits

A participant may withdraw his or her vested account balance on retirement date, or make withdrawals based on hardship, death, disability, loans, and termination of employment, as defined in the Plan agreement.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
When participation in the Plan terminates for any reason other than death, the participant’s vested account balance, as defined in the Plan agreement, shall be distributed to such participant. When participation in the Plan is terminated by reason of death, the participant’s entire account balance, as defined in the Plan agreement, shall be distributable to his or her designated beneficiary or executor. Distributions may be elected to be made in a lump sum at the next valuation date, in a lump sum at some other valuation date not later than 60 days after the close of the plan year in which employment terminates, or in annual installments over a period not to exceed the life expectancy of the last survivor of the participant and his or her beneficiary.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation Number 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and is effective for fiscal years beginning after December 15, 2007. As of December 31, 2007 the Plan had adopted FIN 48. The Plan’s adoption of FIN 48 did not impact the amounts reported on the financial statements of the Plan due to the fact that the Plan is qualified and tax-exempt.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). This statement clarifies the definition of fair value of assets and liabilities, establishes a framework for measuring fair value of assets and liabilities and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In accordance with SFAS No. 157, the Company will adopt the provisions of SFAS No. 157 with respect to the Plan’s investments effective as of January 1, 2008. The Company expects that its adoption will not have a material impact on the Plan.

(c)	Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Guaranteed interest account balances are stated at fair value, which represents the balance of the account. Shares of pooled separate accounts are stated at fair value, which represents the net asset values of units held by the Plan as reported by the investment manager of the fund. Sterling Bancorp Common Stock is traded on the New York Stock Exchange and is valued at the market price on the last business day of the Plan’s year end. Participants’ loans are valued at cost which approximates fair value.

Realized investment gains and losses are calculated using the weighted average historical cost basis of the investments. Purchases and sales of investments are recognized on a trade-date basis. Interest income is recognized when earned. Dividend income is recognized on the ex-dividend date.

(d)	Payments of Benefits

Benefit payments to participants are recorded when paid.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(e)	Expenses

Administrative expenses of the Plan are paid by either the Company or the Plan, as provided in the Plan document.
(3)	Investment Account with Insurance Company

The Plan provides an investment option to invest in a non benefit-responsive guaranteed interest account with Principal Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with a guaranteed and fixed rate of return. The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

As described in Note 2, because the guaranteed interest account is non benefit-responsive, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement. However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

The guaranteed interest account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

For the years ended December 31, 2007 and 2006, the interest rate in the guaranteed interest account was 3.02% and 5.36%, respectively.

(4)	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2007 and 2006:

	2007	2006

At Fair Value:
Sterling Bancorp Common Stock	$5,193,887	$8,553,415
Principal Money Market Account	1,325,184	1,190,099
Principal Real Estate Inv U.S. Property Sep Acct	989,417	—
Principal Global Investors Lg Cap Stk Idx Sep Acct	958,546	861,870
The net appreciation (depreciation) of the Plan’s investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2007 and 2006, is as follows:

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006

	2007	2006
Sterling Bancorp Common Stock	$(2,415,918)	$247,082
Pooled Separate Accounts	556,068	1,026,281
Guaranteed Interest Accounts	(1,288)	(29,136)

	$(1,861,138)	$1,244,227

Dividends from Company stock are earned by the Plan quarterly. Dividends are used to purchase additional shares of stock.

(5)	Risks and Uncertainties

The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the statement of assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which principally invests in the securities of a single issuer.

(6)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue and terminate the Plan at any time subject to the provisions of ERISA. In the event of plan termination or partial termination, the participant account balances shall become fully vested, and net assets distributed to participants and beneficiaries in proportion to their respective account balances.

(7)	Income Tax Status

The Plan obtained a favorable determination letter dated November 22, 2002, from the Internal Revenue Service, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(8)	Related Party Transactions (Parties in interest)

Certain Plan investments are shares of pooled separate accounts managed by Principal. Principal is the record keeper and custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Notes to Financial Statements
December 31, 2007 and 2006
(9)	Reconciliation of Financial Statements to Form 5500

Accrued Dividends and Liabilities

The following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements and Form 5500 for the years ended December 31, 2007 and 2006:

	2007	2006
Per Financial Statements	$16,587,600	$18,768,394
Plus: Accrued Liabilities	—	81,700
Less: Accrued Dividends Receivable	—	(88,914)

Per Form 5500	$16,587,600	$18,761,180

As there were no accrued liabilities or dividends receivable recorded as of December 31, 2007, no reconciling items existed for 2007 and therefore, the Statement of Net Assets Available for Plan Benefits per financial statements agrees directly to the Statement of Net Assets Available for Plan Benefits per the Form 5500 as of December 31, 2007.

(10)	Subsequent Events

It was decided by the Committee, and approved by the Board, to merge the Sterling National Bank Subsidiaries 401(k) plan into the Sterling Bancorp/Sterling National Bank 401(k) Plan effective January 1, 2008.

STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Number of units of
Identity of issuer, borrower	shares, maturity dates	Current
or similar party and description of investment	and rates of interest	value
Guaranteed Interest and Pooled Separate Accounts managed by
Principal Mutual Life Insurance Company*:	Interest rates
Guaranteed Interest Accounts, at fair value
Guaranteed 5 Year	2.33%	$96,604
Guaranteed 5 Year	2.72%	106,284
Guaranteed 5 Year	3.33%	118,052
Guaranteed 5 Year	3.89%	235,468
Guaranteed 5 Year	2.83%	179,939

Total Guaranted Interest Accounts		736,347

Pooled separate accounts, at fair value:
* Principal Global Investors Money Market Sep Acct	26,662	1,325,184
* Principal Real Estate Inv U.S. Property Sep Acct	1,369	989,417
* Principal Global Investors Bond And Mtg Sep Acct	318	253,568
* Principal Global Investors Diversified Intl Sep Acct	8,625	634,125
* Principal Global Investors Government & Hq Bond Sep Acct	22,947	493,458
* Principal Global Investors/Dfa Intl Small Co Sep Acct	9,713	745,135
* Principal Global Investors Lg Cap Stk Idx Sep Acct	16,764	958,546
* Principal Global Investors Small Co Blend Sep Acct	4,993	397,449
* Principal Global Investors Med Co Blend Sep Acct	6,450	500,883
* Principal Financial Advisors Stock Emphasis Bal Sep Acct	363	12,073
Turner Investment Partners Midcap Growth Sep Acct	5,217	86,852
Ubs/EmeralD/Essex Smcap Growth Ii Sep Acct	13,074	155,140
Russfitt Investment Group Russ Lieri Grin Sfr Sep Acct	5,996	103,225
Russfitt Investment Group Russ Life Bal Sfr Sep Acct	45,531	796,639
Russ Life Con Ser Sep Acct	9,072	141,697
Russfitt Investment Group Russ Life Eqgrth St Sep Acct	8,879	153,114
Russ Life Mod Sir Sep Account	8,261	136,333
Capital Research And Mgmt Co Am Fds Europacific Grth R3 Fd	2,531	126,699
Capital Research And Mgmt Co Am Fds Grth Fd Of Am R3 Fund	2,549	85,429
American Century Inv. Mgmt. Am Cent Sm Cap Val Adv Fund	25,302	191,027
Goldman Sachs/La Capital Mgmt Mid-Cap Value I Sep Acct	14,870	515,634
Dimensional/Vaughan Nelson Smcap Value Ii Sep Acct	415	5,679
Mazama/Cci Smcap Growth Iii Sep Acct	30	421
American Century Inv. Mgmt. Am Cent Vista Adv Fund	3,801	79,934
* Prin Mgmt Corp/Prin Global Inv Principal Lifeim 2010 Sep Acct	20,133	321,709
* Prim Mgmt Corp/Prim Global Inv Principal Lifeim 2020 Sep Acct	1,804	30,625
* Prim Mgmf Corp/Prim Global Inv Principal Lifer! 2030 Sep Acct	3,033	51,965
* Prin Mgmt Corp/Prin Global Inv Principal Lifeim 2040 Sep Acct	1,147	20,117
* Prin Mgmp Corp/Prin Global Inv Principal Lifeim 2050 Sep Acct	106	1,800
* Prin Inemp Corp/Prin Global Inv Prim Lifeim S1’R Inc Sep Acct	52	777
Columbus Circt F. Investors Large Co Growth Sep Acct	9,781	288,250
Capital Research And Mgmp Co Am Funds Fdmlvtl Inv R3 Fund	8,710	369,149
Alliancebernstein Lp Lgcap Value Sep Acct	12,877	208,406
* Principal Financial Grp In Stk Sep Acct	2,369	90,528

Total pooled separate accounts		10,270,987

Sterling Bancorp Common Stock*	380,783	5,193,887

53 Participant Loans*	Interest rates range
	from 6.00% to 10.25%
	with maturities ranging
	from 1 year to 5 years	382,345

		$16,583,566

*	Party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

Schedule II
STERLING BANCORP/STERLING NATIONAL BANK
401(K) PLAN
Schedule H, Line 4a — Schedule of Non-Exempt Transactions for Delinquent Participant Contributions
December 31, 2007

(b) Relationship
	to plan,	(c) Description of transactions,
(a) Identity	employer, or	including maturing date,	(e) Interest
of party	other party in	rate of interest	incurred on
involved	interest	collateral and maturity value	loan
Sterling Bank	Employer	Lending of monies from the Plan to the employer (contributions not timely remitted to the plan) as follows:
		Late remittance dated April 20, 2007	$12

It was noted that there were unintentional delays by the Company in submitting 2007 elected employee deferrals in the amount of $1,914 to the trustee. The Company contributed the participant contributions on April 20, 2007 and has reimbursed the Plan and Plan participants for lost income on June 26, 2008.
See accompanying report of independent registered public accounting firm.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Sterling Bancorp/Sterling National Bank 401(K) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STERLING BANCORP/STERLING NATIONAL BANK 401(K) PLAN
Date: June 30, 2008	By:	/s/ Mindy Stern
Mindy Stern
(a member of the Plan’s Administrative Committee)

EXHIBIT INDEX

Sequential
Exhibit		Filed	Page
Number	Description	Herewith	No.

23	Consent of Independent Auditors	X